DEFINITIVE AGREEMENT

BETWEEN: Defense Technologies International Corp.
4730 South Fort Apache Road, Ste. 300, Las Vegas, NV 89147.

(Hereinafter referred to as "**DTII**")

AND: Controlled Capture Systems, LLC,
271 9th Street, Idaho Falls, Idaho, 83404-4806 ("CCS"),

(Hereinafter referred to as "**LICENSOR**")

WARRANTIES:

DTII HEREWITH WARRANTS:

a) that it is a corporation duly incorporated in the State of Delaware and is in Good Standing with all legal requirements of the State.

b) that it is duly registered with the United States Securities and Exchange Commission (US SEC), is a Reporting Issuer, approved for trading on the OTC-BB(QB) under the symbol 'DTII'.

c) that the authorized Share Capital is 200,000,000 Common Voting Shares par value $0.0001 and 20,000,000 Preferred Shares, par value $0.0001, Series "A" voting shares, series "B" non-voting shares, both series are convertible to 10 common shares for each preferred share and series "A" carries 100 votes for each preferred share.

d) that on October 10, 2016 following shares will be issued and outstanding:
   - 26,196,056 Common Voting Shares issued and outstanding.
   - 600,000 Preferred Shares, Series "A", issued and outstanding to EMAC Handels AG, Pfaeffikon, SZ, Switzerland.
   - 500,000 Preferred Shares Series 'B' issued to Development Resources LLC, American Fork, Utah, which shares, upon a successful 'Spin-Off' of the present subsidiary, Long Canyon Gold Res. Corp. (LCGRC) shall be cancelled and shall be replaced with an equal number of shares by the subsidiary LCGRC.

e) that all issued and outstanding shares have been duly issued under the laws of the State of Delaware and under the Rules and Regulations of the US SEC, are free and clear of encumbrance and that there is no liability and/or lien registered against the shares.

f) that it has no liabilities or obligations other then as given in the 10-Q filing of July 31, 2016.

g) that it will on best efforts basis assist, develop, and commercialize the ASSET given under Addendum 'A' attached and as invented by the **LICENSOR.**

h) that there are no legal actions being taken against **DTII**, neither now nor does **DTII** expect any legal actions to be taken against the corporation.

i) that it has the authority and right to execute this Agreement.

j) that all its Director, Officers and Key Employees are duly authorized to occupy their positions.

k) that **DTII** herewith agrees to indemnify and hold the **LICENSOR** and its Directors and Officers harmless from and against any loss, claims, damages and other expenses that they may suffer in connection with a breach by the **DTII** of any representation, warranty, covenant or Agreement contained herein.

LICENSOR HEREWITH WARRANTS AND CONFIRMS:

a) that it is a private limited liability company duly registered in the State of Idaho and is in Good Standing with all State and Federal legal requirements.

b) that it owns and controls 100% Interest in the in the Product given in the License Agreement and its Technologies hereinafter referred to as the 'ASSET' and more fully described in Addendum "A" attached.

c) that the 'ASSET' shall include any and all present and future acquired physical and intellectual property as well as patents licenses and rights etc.

d) that the 'ASSET' is free and clear of any encumbrances and there are no claims against the Asset by any other party whatsoever.

e) that there are no legal actions being taken against the **LICENSOR,** its Directors, Officers or Key-Employees or its "ASSET" now nor does the **LICENSOR** expect any legal actions to be taken against the **LICENSOR**, its Directors, Officers or Key-Employees or its "ASSET".

f) that all its Director, Officers and Key Employees are duly authorized to occupy their positions.

g) that it has the authority and right to execute this Agreement.

h) that the **LICENSOR** hereby agrees to indemnify and hold **DTII**, it's Directors, Officers, Key-Employees and its present shareholders harmless from and against any loss, claims, damages and other expenses that **DTII** may suffer in connection with a breach by the **LICENSOR** of any representation, warranty, covenant or agreement contained herein.

WHEREAS: DTII desires to acquire the world-wide exclusive rights and privileges to the Asset as given under Addendum 'A' attached and the **LICENSOR** hereby agrees to grant the world-wide rights and privileges to the Asset to **DTII.**

NOW THEREFORE, in consideration of the mutual covenants and promises of the parties hereto, **DTII** and the **LICENSOR** agree as follows:

1.   **DTII** agrees to acquire the exclusive worldwide rights and privileges to the Asset as given under Addendum 'A' attached and the **LICENSOR** agrees to grant the exclusive worldwide rights and privileges to the Asset to **DTII.**

      The **LICENSOR** furthermore hereby grants **DTII** the option to purchase full and exclusive rights to the Technology as given in the license agreement attached under Addendum 'A' for terms negotiated and agreed upon by both parties in a separate agreement.

2.   For the rights given in 1. above, **DTII** shall compensate all investors that provided funding for the development of the Asset with common stock of **DTII** as given on the investors list under Addendum 'C' attached.

3.   The **LICENSOR** shall be compensated as given in the License Agreement attached under Addendum 'A' and the Independent Contractor Agreement attached under Addendum 'B'.

4.   Furthermore **DTII** shall pay the outstanding invoices as given under Addendum 'D' attached within 30 days from date of this agreement.

5.   Furthermore the **LICENSOR** shall receive 250,000 common, restricted shares of DTII at the time of the completed sale of 1,000 Passive Scanner Units.

6.   The **LICENSOR** shall be liable for all costs pertaining to maintaining its Company in Good Standing with all applicable laws and rules and regulations.

7.   **DTII** shall be liable for all costs pertaining to maintaining its Company in Good Standing with all applicable laws and in particular within the laws and rules and regulations of the State of Delaware and the SEC, including but not limited to all filing with the SEC.

8.   **LICENSOR** shall provide, as soon as possible, any other documentations pertaining to the License and as may be required by the US Securities and Exchange Commission within its filing requirements.

9.   The **LICENSOR** shall work closely with **DTII** in planning the development of the Asset and any future development thereof as well as any other project developed for **DTII.**

10.   Communications between the parties to this Agreement shall be done via email, whereby such email documents shall be deemed legal and binding if and when confirmed by both parties whereby hardcopies of any document shall be provided if and when requested by the parties to this Agreement:

      Email: DTII email to: dtii@canyongoldexploration.com
      LICENSOR email to: rfluck@controlcapture.com

11.   **DTII** and **LICENSOR** shall do and execute all such acts as are deemed necessary under

the laws of the State of Delaware and as required under the Rules and Regulations of the US SEC to fully execute this Agreement.

12. If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be continued and enforced as if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of his Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

13. The parties to this Agreement may at their cost submit this Agreement to legal counsel for revision to give it proper and legal effect, provided however, the content and spirit of the Agreement shall not be changed and provided that such revision shall be done on or before 45-days from date of this Agreement. Any proposed changes must be agreed upon by both parties, with new signatures reflecting such agreement. Each party to this Agreement agrees to do all such other actions and execute such other documents deemed necessary to give full effect to this Agreement.

14. This Agreement shall endure to the benefit and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, associates and assigns.

15. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware with place of Jurisdiction being Salt Lake County, Utah.

IN WITNESS WHEREOF, the parties hereto executed this Agreement as on this 19th day of October, 2016.

Defense Technologies International Corp.



_____

Merrill W. Moses, President & CEO

Controlled Capture Systems, LLC

_____

Frederick D. Fluck

Addendum 'A"

PATENT LICENSE AGREEMENT

This agreement is made and entered into between Controlled Capture Systems, LLC, a Limited Liability Company established under Idaho law (hereinafter called **Licensor or CCS**) having its principal office at 271 9th Street, Idaho Falls, Idaho 83404-4806, and Defense Technologies International Corp., a for-profit corporation organized under the laws of Delaware (hereinafter called **Licensee or DTII**), having its principal office at 4730 South Fort Apache Road, Suite 300, Las Vegas, NV 89147.

Witnesseth that:

1. whereas, **Licensor** has the right to grant licenses under the licensed patent rights (as hereinafter defined), and wishes to have the inventions covered by the licensed patent rights in the public interest; and

2. whereas **Licensee** wishes to obtain a license under the licensed patent rights upon the terms & conditions hereinafter set forth:

Now, therefore, in consideration of the premises and the faithful performance of the covenants herein contained it is agreed as follows.

ARTICLE I - DEFINITIONS

For the purpose of this agreement, the following definitions shall apply:

1. **Licensed Patent Rights:** Shall mean:

    a. US Patent number 7,408,461 "Metal Detection System and Method" filed by Frederick Dean Fluck.

    b. Any and all improvements developed by **Licensor**, whether patentable or not, relating to the **Licensed Patent Rights** under **ARTICLE I. 1(a)**, which **Licensor** may now or may hereafter develop, own or control.

    c. Any or all patents, which may issue on patent rights and improvements thereof, developed by **Licensor** and any and all divisions, continuations, continuations-in-part, reissues and extensions of such patents relating to the **Licensed Patent Rights** under **ARTICLE I. 1(a)**.

2. **Product(s):** Shall mean any materials, compositions, techniques, devices, methods or inventions relating to or based on the **Licensed Patent Rights**, developed on the date of this agreement or in the future.

3. **Gross Sales:** Shall mean total United States (US) dollar value(s) of **Product(s)** FOB manufactured based on the **Licensed Patent Rights**.

4. **Confidential Proprietary Information:** Shall mean with respect to any Party all scientific, business or financial information relating to such Party, its subsidiaries or affiliates or their respective businesses, except when such information:

    a. Becomes known to the other Party prior to receipt from such first Party;

    b. Becomes publicly known through sources other than such first Party;

    c. Is lawfully received by such other Party from a party other than the first Party; or

d.   Is approved for release by written authorization from such first Party.

5. **Exclusive License:** Shall mean a license, whereby **Licensee**'s rights are sole and entire and operate to exclude all others, including **Licensor** and its affiliates except as otherwise expressly provided herein.

6. **Know-how:** Shall mean any and all technical data, information, materials, trade secrets, technology, formulas, processes, and ideas, including any improvements thereto, in any form in which the foregoing may exist, now owned or co-owned by or exclusively, semi-exclusively or non-exclusively licensed to any party prior to the date of this Agreement or hereafter acquired by any party during the term of this agreement.

7. **Royalty(ies):** Shall mean revenues received in the form of cash and/or equity from holdings from **Licensee**s as a result of licensing and using, selling, making, having made, leasing of **Product(s).**

ARTICLE II- GRANT OF EXCLUSIVE LICENSE

1. **Licensor** hereby grants to **Licensee** the exclusive worldwide license to make, have made, use, sell, and lease the **Product(s)** described in the **Licensed Patent Rights**.

2. **Licensor** retains the right to continue to use **Licensed Patent Rights** in any way for non-commercial purposes.

ARTICLE III- LICENSE PAYMENTS

1. **Licensing fee, minimum royalties, royalty rate, and terms.** For the license herein granted:

   a. Upon execution of this agreement **Licensee** agrees to pay a licensing fee of twenty-five thousand US dollars ($25,000). This licensing fee is nonrefundable and not creditable against royalties. If **Licensee** fails to pay the licensing fee within forty-five (45) days of the **effective date** of this agreement, **Licensor** may elect to terminate this Agreement.

   b. **Licensee** shall pay bi-annual Royalty Payments at the end of each 6-month period ending January 31 and July 31. Each Royalty Payment shall be the amount calculated at a royalty rate of five percent (5%) of the **Gross Sales** of **Product(s)** used, sold, or otherwise disposed of or made available to a third party by **Licensee** during that 6-month period, or the minimum Royalty Payment of Twenty-five Thousand and No/100ths Dollars ($25,000.00), **whichever is greater.** The amount of royalty due, or Royalty Payment, will be calculated and paid in U.S. currency within thirty (30) days from these dates. In no event shall the Royalty Payment be less than the minimum royalties. The minimum royalties shall be applied to the accumulated Royalty Payment due.

   c. **When a sale is made:** A sale of **Product(s)** shall be regarded as being made upon payment for **Product(s)** made using **Licensed Patent Rights**.

   d. **Payments:** All sums payable by **Licensee** hereunder shall be paid to **Licensor** in U.S. dollars.

   e. **Interest:** In the event any royalties are not paid as specified herein, then a compound interest of eighteen percent (18%) shall be due in addition to the royalties accrued for the period of default.

ARTICLE IV - REPORTS, BOOKS AND RECORDS

1. **Reports**. Within thirty (30) days after the end of each 6-month period ending January 31 and July 31 during the term of this Agreement, **Licensee** shall make a written report to **Licensor** setting forth the **Gross Sales** of **Product(s)** sold, leased or used by **Licensee**. If there are no **Gross Sales**, a statement to that effect is to be made by **Licensee** to **Licensor**. The parties shall reconcile the amount of the Royalty Payment for that period with the report, and if any further royalties are due to Licensor, they shall be paid at the time of the reconciliation.

2. **Books and records**. **Licensee** shall keep books and records in such reasonable detail as will permit the reports provided for in Paragraph 1 hereof to be determined. **Licensee** further agrees to permit such books and reports to be inspected and audited by a representative or representatives of **Licensor** to the extent necessary to verify the reports provided for in Paragraph 1 hereof; provided, however, that such representative or representatives shall indicate to **Licensor** only whether the reports and royalty paid are correct, if not, the reasons why not.

ARTICLE V - MARKING

Licensee agrees to mark or have marked all Product(s) made, used or leased by it under the Licensed Patent Rights, if and to the extent such markings shall be practical, with such patent markings as shall be desirable or required by applicable patent laws.

ARTICLE VI - DILIGENCE

1. **Licensee** shall use its best efforts to bring **Licensed Patent Rights Product(s)** to market through a thorough, vigorous and diligent program and to continue active, diligent marketing efforts throughout the life of this agreement.

2. **Licensee** shall deliver to **Licensor** on or before **effective date**, a business plan for development of **Licensed Patent Rights**, which includes number and kind of personnel involved, time budgeted and planned for each phase of development and other items as appropriate for the development of the **Licensed Patent Rights**. Quarterly reports describing progress toward meeting the objectives of the business plan shall be provided.

3. **Licensee** shall permit an in-house inspection of **Licensee** facilities by Licensor on an annual basis beginning on **effective date**.

4. **Licensee** failure to perform in accordance with either paragraph 1, 2 or 3 of this ARTICLE VI shall be grounds for **Licensor** to terminate this agreement, **provided however that Licensee shall have 90 days to remedy any default under afore given ARTICLES.**

ARTICLE VII - IRREVOCABLE JUDGMENT WITH RESPECT TO VALIDITY OF PATENTS

If a judgment or decree shall be entered in any proceeding in which the validity or infringement of any claim of any patent under which the License is granted hereunder shall be in issue, which judgment or decree shall become not further reviewable though the exhaustion of all permissible applications for rehearing or review by a superior tribunal, or through the expiration of the time permitted for such application, (such a judgment or decree being hereinafter referred to as an irrevocable judgment) the construction placed on any such claim by such irrevocable judgment shall thereafter be followed not only as to such claim, but also as to all claims to which such construction applies, with respect to acts occurring thereafter and if an irrevocable judgment shall hold any claim invalid, Licensee shall be relived thereafter from including in its reports hereunder that portion of the royalties due under ARTICLE III payable only because of such claim or any broader claim to which such irrevocable judgment shall be applicable, and from the performance of any other acts required by this agreement only because of any such claims.

ARTICLE VIII - TERMINATION OR CONVERSION TO NON-EXCLUSIVE LICENSE

1. **Termination by Licensee.**

   Option of Licensee: Licensee may terminate the license granted by this agreement, provided **Licensee** shall not be in default hereunder, by giving **Licensor** thirty (30) days notice of its intention to do so. If such notice shall be given, then upon the expiration of such thirty (30) days the termination shall become effective; but such termination shall not operate to relieve **Licensee** from its obligation to pay royalties or to satisfy any other obligations, accrued hereunder prior to the date of such termination.

2. **Termination by Licensor.**

   Option of Licensor: Licensor may, at its option, terminate this agreement by written notice to **Licensee** in case of:

   a. Default in the payment of any royalties required to be paid by **Licensee** to **Licensor** hereunder

   b. Default in the making of any reports required hereunder and such default shall continue for a period of thirty (30) days after **Licensor** shall have given to **Licensee** a written notice of such default.

   c. Default in the performance of any other material obligation contained in this agreement on the part of **Licensee** to be performed and such default shall continue for a period of thirty (30) days after **Licensor** shall have given to **Licensee** written notice of such default.

   d. Adjudication that **Licensee** is bankrupt or insolvent.

   e. The filling by **Licensee** of a petition of bankruptcy, or a petition or answer seeking reorganization, readjustment or rearrangement of its business or affairs under any law or governmental regulation relating to bankruptcy or insolvency.

   f. The appointment of a receiver of the business or for all or substantially all of the property of **Licensee**; or the making by **Licensee** of assignment or an attempted assignment for the benefit of its creditors; or the institution by **Licensee** of any proceedings for the liquidation or winding up of its business or affairs.

   g. Except as provided in subparagraphs (a), (b), (d), €, and (f) above, if **Licensee** defaults in the performance of any obligations under this Agreement and the default has not been remedied within ninety (90) days after the date of notice in writing of such default by **Licensor**.

3. **Effect of termination.**

   Termination of this agreement shall not in any way operate to impair or destroy any of **Licensee**'s or **Licensor**'s right or remedies, either at law or in equity, or to relieve **Licensee** of any of its obligations to pay royalties or to comply with any other of the obligations hereunder, accrued prior to the effective date of termination.

4. **Effect of delay, etc.**

   Failure or delay by **Licensor** to exercise its rights of termination hereunder by reason of any default by **Licensee** in carrying out any obligation imposed upon it by this agreement shall not operate to prejudice **Licensor**'s right of termination for any other subsequent default by **Licensee**.

5. **Option of Licensee to convert to non-exclusive license.**

   Licensee shall have the right to convert this License at the same royalty rate as for the exclusive License, and minimum royalties under **ARTICLE III** shall be reduced to ten thousand dollars ($10,000) for each 6-month period ending July 31 and January 31 and will be paid in U.S. currency within thirty (30) days from these dates. The minimum royalties due shall be applied to the accumulated royalty rate due.

6. **Return of Licensed Patent Rights.**

   Upon termination of this agreement, all of the **Licensed Patent Rights** shall be returned to **Licensor**. In the event of termination of the agreement by **Licensee** or said conversion of the agreement by **Licensee**, **Licensee** shall grant to **Licensor** a non-exclusive, royalty- free License, with right to sublicense, to manufacture, use and sell improvements including all know-how to **Licensed Patent Rights** made by **Licensee** during the period of this agreement prior to the termination or conversion, to the extent that such improvements are dominated by or derived from the **Licensed Patent Rights**.

ARTICLE IX – TERM

Unless previously terminated as hereinbefore provided, the term of this Agreement shall be from and after the date hereof until the expiration of the last to expire of the licensed issued patents or patents to issue under the **Licensed Patent Rights** under ARTICLE I. **Licensee** shall not be required to pay royalties due only by reason of its use, sale, lease under issued patents licensed by this Agreement that have expired or been held to be invalid by an Irrevocable Judgment, where there are no other of such issued patents valid and unexpired covering the **Licensee**'s use, sale, licensing, lease or sublicensing; provided, however, that such non-payment of royalties shall not extend to royalty payments already made to **Licensor** more than six (6) months prior to **Licensee**'s discovery of expiration or an Irrevocable Judgment.

ARTICLE X - PATENT LITIGATION

1. **Initiation**. In the event that **Licensor** advises **Licensee** in writing of a substantial infringement of the patents/copyrights included in the **Licensed Patent Rights**, **Licensee** may, but is not obligated to, bring suit or suits through attorneys of **Licensee**'s selection with respect to such infringement. In the event **Licensee** fails to defend any declaratory judgment action brought against any patent or patents of the **Licensed Patent Rights**, **Licensor** on written notice to **Licensee** may terminate the License as to the particular patent or patents involved in such declaratory judgment action.

2. **Expenses and proceeds of litigation**. Where a suit or suits have been brought by **Licensee**, **Licensee** shall maintain the litigation at its own expense and shall keep any judgments and awards arising from these suits expecting that portion of the judgments attributable to royalties from the infringer shall be divided equally between **Licensor** and **Licensee** after deducting any and all expenses of such suits;

provided, however, **Licensor** shall not be entitled to receive more under this provision than if the infringer had been licensed by **Licensee**.

3. **Licensor's right to sue.** If **Licensee** shall fail to commence suit on an infringement hereunder within one (1) year after the receipt of **Licensor**'s written request to do so. **Licensor** in protection of its reversionary rights shall have the right to bring and prosecute such suits at its cost and expense through attorneys of its selection, in its own name, and all sums received or recovered by **Licensor** in or by reason of such suits shall be retained by **Licensor**; provided, however, no more than one lawsuit at a time shall commence in any such country.

ARTICLE XI - PATENT FILINGS AND PROSECUTING

1. **Licensee** shall pay future costs of the prosecution of the patent applications pending as set forth in ARTICLE I, Paragraph 2 which are reasonably necessary to obtain a patent. Furthermore, **Licensee** will pay for the costs of filling, prosecuting and maintaining foreign counterpart applications to such pending patent applications, such foreign applications to be filed within ten (10) months prior to the filling date of the corresponding U.S. patent application.

2. **Licensor** shall own improvements by the inventors. **Licensee** shall pay future costs of preparation, filling, prosecuting and maintenance of patents and applications on patentable improvements made by inventors, however, in the event that **Licensee** refuses to file patent applications on such patentable improvements in U.S. and selected foreign countries when requested by **Licensor**, the rights to such patentable improvements for said countries shall be returned to **Licensor**.

3. **Preparation** and maintenance of patent applications and patents undertaken at **Licensee**'s cost shall be performed by patent attorneys selected by **Licensor**; and due diligence and care shall be used in preparing, filling, prosecuting, and maintaining such applications on patentable subject matter. Both parties shall review and approve any and all patent related documents.

4. **Licensee** shall have the right to, on thirty (30) days written notice to **Licensor**, discontinue payment of its share of the prosecution and/or maintenance costs of any of said patents and/or patent applications. Upon receipt of such written notice, **Licensor** shall have the right to continue such prosecution and/or maintenance in its own name at its own expense in which event the License shall be automatically terminated as to the subject matter claimed in said patents and/or applications.

5. **Notwithstanding** the afore going paragraph of this ARTICLE XI, **Licensee's** obligations under such paragraphs shall continue only so long as **Licensee** continues to have an **Exclusive License** under the **Licensed Patent Rights** and, in the event of conversion of the License to non-exclusive in accordance with ARTICLE VIII, Paragraph 5, after the date of such conversion:

   a. The costs of such thereafter preparation, filing, prosecuting and maintaining of said Licensed patents and patent applications shall be the responsibility of **Licensor**, provided such payments are at the sole discretion of the **Licensor**; and

   b. **Licensee** shall have a non-exclusive License without right to sublicense under those of such patents and applications under which **Licensee** had an **Exclusive License** prior to the conversion.

ARTICLE XII - NOTICES, ASSIGNEES

1. **Notices**. Notices and payments required hereunder shall be deemed properly given if duly sent by first class mail or email and addressed to the parties at the addresses set forth above. The parties hereto will keep each other advised of address changes.

2. **Assignees, etc.** This Agreement shall be binding upon and shall inure to the benefit of the assigns of **Licensor** and upon and to the benefit of the successors of the entire business of **Licensor**, but neither this agreement nor any of the benefits thereof nor any rights thereunder shall, directly or indirectly, without the prior written consent of **Licensor**, be assigned, divided, or shared by the **Licensor** to or with any other party or parties (except a successor of the entire business of the **Licensor**).

ARTICLE XIII - MISCELLANEOUS

1. **This agreement** is executed and delivered in the United States of America and shall be constructed in accordance with the laws of the State of Idaho.

2. **No other understanding**. This agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges all prior discussions between them.

3. **No representations** or warranties regarding patents of third parties. No representations or warranty is made by **Licensor** that the **Licensed Patent Rights** manufactured, used, sold or leased under the **Exclusive License** granted herein is or will be free of claims of infringement of patent rights of any other person or persons. The **Licensor** warrants that it has title to the **Licensed Patent Rights** from the inventors.

4. **Indemnity**. **Licensee** shall indemnify, hold harmless, and defend **Licensor** and its trustees, officers, employees and agents against any and all allegations and actions for death, illness, personal injury, property damage, and improper business practices arising out of the use of the **Licensed Patent Rights**.

5. **Insurance**. During the term of this agreement, **Licensee** shall, maintain the following insurance coverage:

   a. Commercial general liability with a limit of no less than one million dollars ($1,000,000.00, option) each occurrence. Such insurance shall be written on a standard ISO occurrence form or substitute form providing equivalent coverage.

   b. Professional liability of no less than one million dollars ($1,000,000.00, option) each occurrence.

   c. Workers' compensation consistent with statutory requirements. Certificates of insurance shall be provided to **Licensor** upon request and shall include the provision for 30-day notification to the certificate holder of any cancellation or material alteration in the coverage.

6. **Advertising. Licensee** agrees that **Licensee** may not use in any way the name of **Licensor** or any logotypes or symbols associated with **Licensor** or the names of any researchers without the express written permission of **Licensor**.

7. **Confidentiality**. The parties agree to maintain discussions and proprietary information revealed pursuant to this agreement in confidence, to disclose them only to persons within their respective organizations having a need to know, and to furnish assurances to the other party that such persons understand this duty on confidentiality.

8. **Disclaimer of Warranty**. **Licensed Patent Rights** is experimental in nature and it is provided WITHOUT WARRANTY OR REPRESENTATIONS OF ANY SORT, EXPRESS OR IMPLIED, and INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OF NON-INFRINGEMENT. **Licensor** makes no representations and provides no warranty that the use of the **Licensed Patent Rights** will not infringe any patent or proprietary rights of third parties.

In witness whereof, the parties hereto have caused this agreement to be executed by their duly authorized representatives.

The **effective date** of this agreement is October 19, 2016.

Licensee (DTII)   **Licensor (CCS)**



_____   _____
Signature   Signature

Merrill W. Moses, Pres. & CEO   Frederick D. Fluck, CEO

Printed Name and Title   Printed Name and Title

Addendum 'B'

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is effective as of the date of the last signature below ("EFFECTIVE DATE") and is entered into by Controlled Capture Systems, LLC, having its principal place of business at 271 9th Street, Idaho Falls, Idaho, 83404-4806 ("CCS"), and Defense Technologies International Corp., having its principal place of business at 4730 South Fort Apache Road, Ste. 300, Las Vegas, NV 89147. ("DTII"). The parties hereto also referred to singularly or collectively as "Party" or "Parties".

1. **Independent Contractor.** Subject to the terms and conditions of this Agreement, DTII hereby engages CCS as an independent contractor to perform the services set forth herein, and CCS hereby accepts such engagement.

2. **Duties, Term, and Compensation.** CCS's duties, term of engagement, compensation and provisions for payment thereof shall be as set forth in **EXHIBIT A**, which may be amended in writing from time to time, or supplemented with subsequent estimates for services to be rendered by CCS and agreed to by DTII, and which collectively are hereby incorporated by reference.

3. **Expenses.** During the term of this Agreement, CCS shall bill and DTII shall reimburse CCS for all reasonable and approved out-of-pocket expenses, which are incurred in connection with the performance of the duties hereunder. Travel expenses shall be arranged and prepaid by DTII. All parts and materials in connection with product development will be approved and purchased by DTII and delivered to CCS.

4. **Written Reports.** DTII may request that project plans, progress reports and a final results report be provided by CCS on a monthly basis. A final results report shall be due at the conclusion of the project and shall be submitted to DTII in a confidential written report at such time. The results report shall be in such form and setting forth such information and data as is reasonably requested by DTII.

5. **Inventions.** Any and all inventions, discoveries, developments and innovations conceived by CCS during this engagement relative to the duties under this Agreement shall be the property of CCS, unless otherwise agreed upon in writing under a separate agreement. Any and all inventions, discoveries, developments and innovations conceived by CCS prior to the term of this Agreement and utilized by CCS in rendering duties to DTII remain the property of CCS, and may not be assigned by DTII without CCS's prior written approval and agreed upon in writing under separate agreement.

6. **Confidentiality.** DTII acknowledges that during the engagement DTII will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by CCS and/or used by CCS in connection with the operation of its business including, without limitation, CCS's business and product processes, methods, and procedures. DTII agrees that DTII will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as

required in the course of this engagement with CCS. All files, records, documents, blueprints, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items relating to the business of CCS, whether prepared by DTII or otherwise coming into DTII's possession, shall remain the exclusive property of CCS, unless agreed upon in writing under a separate agreement. DTII further agrees that DTII will not disclose CCS's retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of CCS and shall at all times preserve the confidential nature of DTII's relationship to CCS and of the services hereunder.

7. **Conflicts of Interest; Non-hire Provision**. CCS represents that CCS is free to enter into this Agreement and that this engagement does not violate the terms of any agreement between CCS and any third party. Further, CCS, in rendering CCS duties shall not utilize any invention, discovery, development, improvement, innovation, or trade secret in which CCS does not have a proprietary interest. During the term of this agreement, CCS shall devote as much productive time, energy and abilities to the performance of CCS's duties hereunder as is necessary to perform the required duties in a timely and productive manner. CCS is expressly free to perform services for other parties while performing services for DTII. For a period of six months following any termination, CCS shall not, directly or indirectly hire, solicit, or encourage to leave DTII's employment, any employee, consultant, or contractor of DTII or hire any such employee, consultant, or contractor who has left DTII's employment or contractual engagement within one year of such employment or engagement.

8. **Right to Injunction**. The parties hereto acknowledge that the services to be rendered by CCS under this Agreement and the rights and privileges granted to DTII under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by DTII of any of the provisions of this Agreement will cause CCS irreparable injury and damage. DTII expressly agrees that CCS shall be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement by DTII. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that CCS may have for damages or otherwise. The various rights and remedies of CCS under this Agreement or otherwise shall be construed to be cumulative, and no one of them shall be exclusive of any other or of any right or remedy allowed by law.

9. **Merger**. This Agreement shall not be terminated by the merger or consolidation of DTII into or with any other entity.

10. **Termination**. DTII or CCS may terminate this Agreement at any time by 10 working days' written notice to CCS or DTII.

11. **Independent Contractor**. This Agreement shall not render CCS an employee, partner, agent of, or joint venture with DTII for any purpose. CCS is and will remain an independent contractor in its relationship to DTII. DTII shall not be responsible for withholding taxes with respect to CCS's compensation hereunder. CCS shall have no claim against DTII hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

12. **Successors and Assigns.** All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

13. **Choice of Law.** The laws of the state Idaho shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

14. **Arbitration.** Any controversies arising out of the terms of this Agreement or its interpretation shall be settled in Idaho in accordance with the rules of the American Arbitration Association, and the judgment upon award may be entered in any court having jurisdiction thereof.

15. **Headings.** Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.
16. **Waiver.** Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

16. **Assignment.** DTII shall not assign any of DTII's rights under this Agreement, or delegate the performance of any of duties hereunder, without the prior written consent of CCS.

17. **Notices.** Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, emailed, or if deposited in the United States mail. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to CCS:
Controlled Capture Systems, LLC
271 9th Street
Idaho Falls, Idaho 83404-4806
Email: rfluck@controlcapture.com

If to DTII:
Defense Technologies International Corp.
309 – 341 West 3rd Street
North Vancouver BC, Canada V7M 1G3
Email: dtii@defensetechnologiesintl.com

Any party hereto may change its address for purposes of this paragraph by written notice given in the manner provided above.

18. **Modification or Amendment.** No amendment, change or modification of this Agreement shall be valid unless in writing and signed by the parties hereto.

19. **Entire Understanding.** This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

20. **Unenforceability of Provisions.** If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written below. The parties hereto agree that facsimile signatures shall be as effective as if originals.

Defense Technologies International Corp.   **Controlled Capture Systems, LLC**



_____   _____
Signature   Signature

Merrill W. Moses, Pres. & CEO   Frederick D. Fluck, CEO

October 19, 2016   October 19, 2016

_____   _____
Date   Date

EXHIBIT A

DUTIES, TERM, COMPENSATION, AND PROVISIONS

DUTIES: CCS will support DTII in its development of a fully reproducible Concealed Contraband and Weapons Detection System (CWD) product line, or lines, in preparation for and commencement of DTII manufacturing the resultant CWD systems under a separate licensing agreement. This separate licensing agreement must be executed and in full force, prior to the start of this work. DTII will supply CCS input and feedback to help both parties steer product development of the CWD systems for the benefit of a completed CWD product line, or lines, that can be fabricated and sold by DTII. Cost of materials, incurred by CCS in connection with this work, is the responsibility of DTII and payable by DTII to CCS, within 30-days upon receipt of invoice from CCS.

TERM: The term or Contract Period of this Agreement shall commence on the EFFECTIVE DATE hereof and shall continue through completion of the project unless cancelled by Parties.

COMPENSATION: As full compensation for the services rendered pursuant to this Agreement, DTII shall pay CCS a minimum monthly payment of $5000.00 per month at an hourly rate of $200.00 per hour. This payment structure provides to DTII twenty-five (25) labor hours from CCS per month at an hourly rate of $200.00 per hour. Such compensation shall be payable to CCS on or before the 5th day of each month.

PROVISIONS:

1. An initial advance payment or retainer of $5000.00 is required to begin this project and work. This retainer is due within 5-days of the EFFECTIVE DATE of this agreement. This retainer will be applied to the first month labor costs incurred by CCS in connection with the performance of its duties.

2. CCS will invoice DTII for labor hours which are over the monthly compensated 25-labor hours. Invoices for parts and materials will be invoiced separately. Invoices shall be paid by DTII within a 30-day period from date of invoice. Invoices with balances past due over 30 days will accumulate a compound interest of eighteen percent (18%) on the balance due, until balance is paid in full.

3. CCS reserves the right to terminate or delay work on the project if balances are past due beyond 60 days.

4. Changes in project direction, use of alternative technologies, and engineering change orders, may necessitate further labor and material costs for this project.

Addendum 'C'
(Investors List)

DTII Stock to be issued to Investors

#	Name		Address	City	State	Zip	Tax ID	Value	Shares
1	Atzert	Michael	14323 Bush Sage Dr.	Cypress	TX	77429	053 44 8977	$ 0.267	37,453
2	Barbera	Mike	1423 SW 12th Dr.	Boca Raton	FL	33486		$ 0.267	262,172
3	Brownell	Jason	135-137 Caine Road; Mid Levels	Hong Kong	S.A.R.		568 49 7956	$ 0.267	14,981
4	Clark	Aaron M	2175 Garrisonville Road	Stafford	VA	22556		$ 0.267	9,363
5	Craven	Rob	1314 E Las Olas Blvd. #62	Ft. Lauderdale	FL	33301		$ 0.267	37,453
6	Delmar	Lee Patrick	8760 Greenlawn St.	Riverside	CA	92508	310 62 0019	$ 0.267	187,266
7	Feo	Ricardo	3111 Westwick Dr.	Houston	TX	77082	083 66 7318	$ 0.267	26,217
8	Khulen	Joseph	2475 Crystal Ship Drive	Henderson	NV	89052		$ 0.267	37,453
9	King	David	760 Anclote Rd. Unit D	Tarpon Springs	FL	34689		$ 0.267	37,453
10	Lan	Tran Thi Hong	1A Tomkin Court, Altona Meadows	Melbourne	Australia	3028	-	$ 0.267	37,453
11	Landtech	c/o Snyder A.	2201 NW 5th Street	Boca Raton	FL	33486		$ 0.267	18,727
12	Morgan	AD & GP	6203 Catalina Dr., Unit 531	N Myrtle Beach	NC	29582		$ 0.267	37,453
13	Niedermiller	Debbie	1295 SE 7th Court	Deerfield Beach	FL	33441		$ 0.267	33,708
14	Riveron	Marta	6503 Winfield Blvd.	Margate	FL	33063	064 56 7185	$ 0.267	5,618
15	Russo	Mary Jo	125 Sea Road	Kennebunk	ME	04043	154 32 0766	$ 0.267	823,970
16	Salazar	K	4733 NW 99th Terrace	Coral Springs	FL	33076		$ 0.267	7,491
17	Sawyer	Kenneth Alan	411 Walnut St. # 4356	Green Cove Springs	FL	32043	551 29 9807	$ 0.267	37,453
18	Schmidt	J. Kurt	2102 Kensington Blvd.	Fort Wayne	IN	46805	313 54 1311	$ 0.267	37,453
19	Shanholtz	Kent Garry	2375 Jersey Mountain Road	Romney	WV	26757	234 11 2021	$ 0.267	37,453
20	Simpson	John	760 Anclote Road, Unit D	Tarpon Springs	FL	34689	770 38 7800	$ 0.267	1,123,596
21	Van Alstine	Jeffrey Victor	Mandarin Gardens 14-56, 7 Siglap Rd.	Singapore		448909	-	$ 0.267	374,532
22	Whitmire	Dennis	287 Silver Brook Cr.	Pooler	GA	31322-4009		$ 0.267	187,266
23	Young	Allan	15351 SW 20th Street	Miramar	FL	33027	578 98 9902	$ 0.267	18,727
24	Young	Stuart Allan	15351 SW 20th Street	Miramar	FL	33027	215 96 3092	$ 0.267	569,288
									4,000,000



CONTROLLED CAPTURE SYSTEMS, LLC

Controlled Capture Systems, LLC
271 9th Street
Idaho Falls, Idaho 83404

Phone: 208-557-0300
Fax: 208-557-0301
Email: rfluck@controlcapture.com

Invoice

Bill To:

Defense Technologies International Corp.
4730 South Fort Apache Road, Ste. 300
Las Vegas, NV 89147

Ship To:

Defense Technologies International Corp.
4730 South Fort Apache Road, Ste. 300
Las Vegas, NV 89147

Invoice #: CCS/DTII002
Invoice Date: 10/12/16
Customer ID: DTII.0001

Date	Your Order #	Sales Rep.	FOB	Ship Via	Terms
10/12/16		Rick	Idaho Falls, Idaho	N/A	NET 30 DAYS

Quantity	Description	Unit Price	Total
	Repair of CWD system, reconfigure sensors		
	Assemble wiring harness, test with laptop		
	Sensor driver part w/ overnight shipping		83.77

Note: Past Due Invoice from 09/25/09

Subtotal Parts	87.77
Shipping and Handling	127.40
Balance Due	211.17

Please detach from invoice and return with payment.

Please make check payable to: **Controlled Capture Systems**

REMITTANCE
Invoice#: CCS/DTII002
Date:
Amount Due: $211.17
Amount Enclosed:

Controlled Capture Systems, LLC
271 9th Street
Idaho Falls, Idaho 83404

Thank you for your payment and business.



CONTROLLED CAPTURE SYSTEMS, LLC

Controlled Capture Systems, LLC
271 9th Street
Idaho Falls, Idaho 83404

Phone: 208-557-0300
Fax: 208-557-0301
Email: rfluck@controlcapture.com

Invoice

Bill To:

Defense Technologies International Corp.
4730 South Fort Apache Road, Ste. 300
Las Vegas, NV 89147

Ship To:

Defense Technologies International Corp.
4730 South Fort Apache Road, Ste. 300
Las Vegas, NV 89147

Invoice #: CCS/DTII001
Invoice Date: 10/12/16
Customer ID: DTII.0001

Date	*Your Order #*	*Sales Rep.*	*FOB*	*Ship Via*	*Terms*
10/12/16		Rick	Idaho Falls, Idaho	N/A	NET 30 DAYS

Quantity	*Description*	*Unit Price*	*Total*
8 ea.	FGM-3 Sensors	43.50	340.00
1 ea.	USB 6008 Data Acquisition Board	159.00	159.00
1 ea.	Circuit Board including Setup Fee	600.00	600.00
1 ea.	12-Volt DC Power Supply	25.20	25.20
1 ea.	USB Cable 15-foot	6.24	6.24
1 pkg.	EsCubed Electronic Components and Wiring	106.94	106.94

Note: Past due Invoice from 04/17/08

Subtotal Parts	1237.38
35hr Labor@200.00/hr	7000.00
Shipping and Handling	65.00
Advanced Payment	-3500.00
Balance Due	4802.38

Please detach from invoice and return with payment.

Please make check payable to: **Controlled Capture Systems**

REMITTANCE
Invoice#: CCS/DTII001
Date:
Amount Due: $4802.38
Amount Enclosed:

Controlled Capture Systems, LLC
271 9th Street
Idaho Falls, Idaho 83404

Thank you for your payment and business.